UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

August 7, 2009 (August 6, 2009)
DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED)

COMPETITIVE TECHNOLOGIES, INC.
(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

DELAWARE
(STATE OR OTHER JURISDICTION OF INCORPORATION)

1-8696	**36-2664428**
(COMMISSION FILE NUMBER)	**(IRS EMPLOYER IDENTIFICATION NO.)**

777 Commerce Drive, Fairfield, Connecticut 06825
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)(ZIP CODE)

(203) 368-6044
Registrant's telephone number, including area code:

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry Into a Material Definitive Agreement

On August 6, 2009, we signed a $8.0 million common stock purchase agreement with Fusion Capital Fund II, LLC, an Illinois limited liability company. Concurrently with entering into the common stock purchase agreement, we entered into a registration rights agreement with Fusion Capital. Under the registration rights agreement, we agreed to file a registration statement related to the transaction with the U.S. Securities & Exchange Commission ("SEC") covering the shares that have been issued or may be issued to Fusion Capital under the common stock purchase agreement. After the SEC has declared effective the registration statement related to the transaction, we have the right over a 25-month period to sell our shares of common stock to Fusion Capital from time to time in amounts between $75,000 and $2.0 million, depending on certain conditions as set forth in the agreement, up to an aggregate of $8.0 million.

In consideration for entering into the agreement, upon execution of the common stock purchase agreement we will issue to Fusion Capital 86,933 shares of our common stock as a commitment fee upon approval from the NYSE Amex Equities stock market. Also, we will issue to Fusion Capital an additional 86,933 shares as a commitment fee pro rata as we receive the $8.0 million of future funding. The purchase price of the shares related to the $8.0 million of future funding will be based on the prevailing market prices of the Company's shares at the time of sales without any fixed discount, and the Company will control the timing and amount of any sales of shares to Fusion Capital. Fusion Capital shall not have the right or the obligation to purchase any shares of our common stock on any business day that the price of our common stock is below $1.00. The common stock purchase agreement may be terminated by us at any time at our discretion without any cost to us. There are no negative covenants, restrictions on future fundings, penalties or liquidated damages in the agreement. The proceeds received by the Company under the common stock purchase agreement will be used to fund general corporate operations, including without limitation the marketing and sale of our pain management device.

The foregoing description of the common stock purchase agreement and the registration rights agreement are qualified in their entirety by reference to the full text of the common stock purchase agreement and the registration rights agreement, a copy of each of which is attached hereto as Exhibit 10.1 and 10.2, respectively, and each of which is incorporated herein in its entirety by reference.

Item 3.02   Unregistered Sales of Equity Securities.

The information contained above in Item 1.01 is hereby incorporated by reference into this Item 3.02.

Item 9.01   Financial Statements and Exhibits.

(d) Exhibits.

10.1   Common Stock Purchase Agreement, dated as of August 6, 2009, by and between the Company and Fusion Capital Fund II, LLC.

10.2   Registration Rights Agreement, dated as of August 6, 2009, by and between the Company and Fusion Capital Fund II, LLC.

10.3   Press Release

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPETITIVE TECHNOLOGIES, INC.
(Registrant)

Dated: August 7, 2009   By: \s\ John B. Nano
                                  John B. Nano
                                  Chairman and Chief Executive Officer



For immediate release

COMPETITIVE TECHNOLOGIES ENTERS INTO $8.0 MILLION COMMON STOCK PURCHASE AGREEMENT

Proceeds Will Be Used to Bridge to Pain Management Medical Device Commercialization

Fairfield, CT (August 6, 2008) – Competitive Technologies, Inc. (NYSE Amex: CTT), announced today that it has entered into an $8.0 million common stock purchase agreement with Fusion Capital Fund II, LLC, a Chicago-based institutional investor. Fusion Capital has been an investor in CTT since February 2004 and has previously provided approximately $7.0 million in funding to the company. CTT may sell up to $8.0 million of its common stock to Fusion Capital from time to time over a 25-month period after the Securities and Exchange Commission has declared effective a registration statement related to the transaction.

"This arrangement will provide CTT with needed bridge funding until we have increased revenue from our exciting pain therapy medical device," said John B. Nano, CTT's Chairman, President and CEO. "CTT is very pleased to again work with Fusion Capital."

CTT recently signed an agreement with Innovative Medical Therapies, Inc (IMT) granting them exclusive distribution rights to CTT's pain therapy medical device in the United States and related territories excluding selected Federal agencies. The contract provides for minimum monthly cash payments to CTT totaling over $1 million for the first five months. These minimum monthly payments increase throughout the term of the agreement with the fourth year minimum payments reaching $9 million and eighth year minimum payments of $21 million dollars. Seven sales agreements for the pain therapy medical device are now in place for 42 countries around the world accounting for over 50% of the world's population. CTT has exclusive worldwide rights to this device. The device has U.S. FDA 510(k) clearance for U.S. sales, as well as Medical Device CE certification from the E.U. allowing sales throughout Europe and several other countries. Fusion Capital funding will help provide the necessary resources for the global distribution ramp-up.

CTT recently announced that the U.S. Patent and Trademark Office's Board of Patent Appeals and Interferences (BPAI) has upheld its homocysteine patent re-examination. The contested license fees at issue in this case are estimated to be worth over $5 million, including interest and penalties The patent was re-examined pursuant to the lawsuit brought in the Colorado U.S. District Court in 2005 by CTT to protect its patent rights and those of its clients and licensees from unlicensed use of the technology by defendants Carolina Liquid Chemistries Corporation, General Atomics, and Catch Inc. CTT's patent rights were previously upheld by the U.S.Supreme Court and U.S.District Courts.

Under the agreement, CTT has the right to sell shares of its common stock to Fusion Capital from time to time in amounts between $75,000 and $2.0 million, depending on certain conditions, up to $8.0 million in the aggregate. The purchase price of the shares will be based on the prevailing market prices of CTT's shares at the time of sales without any fixed discount, and CTT will control the timing and amount of any sales of shares to Fusion Capital. There are no negative covenants, restrictions on future financings, penalties or liquidated damages in the agreement. A more detailed description of the agreement is set forth in CTT's current report on Form 8-K filed today with the SEC.

The homocysteine technology is one of CTT's outstanding technologies. Additional technologies that generate revenue include CTT's pain therapy medical device, bone biomaterial, melanocortins, MPEG-4 image coding and compression, and structural crack detection paint. CTT's management team is focused on creating value from technologies and increasing shareholder value.

About Fusion Capital II, LLC

Fusion Capital Fund II, LLC is an institutional investor based in Chicago, Illinois with a fundamental investment approach. Fusion Capital invests in a wide range of companies and industries emphasizing life sciences, cleantech, energy and technology companies. Its investments range from special situation financing to long-term strategic capital.

About Competitive Technologies, Inc.

Competitive Technologies, established in 1968, provides distribution, patent and technology transfer, sales and licensing services focused on the needs of its customers and matching those requirements with commercially viable product or technology solutions. CTT is a global leader in identifying, developing and commercializing innovative products and technologies in life, electronic, nano, and physical sciences developed by universities, companies and inventors. CTT maximizes the value of intellectual assets for the benefit of its customers, clients and shareholders. Visit CTT's website: www.competitivetech.net

Statements made about our future expectations are forward-looking statements and subject to risks and uncertainties as described in our most recent Annual Report on Form 10-K for the year ended July 31, 2008, filed with the SEC on October 28, 2008, and other filings with the SEC, and are subject to change at any time. Our actual results could differ materially from these forward-looking statements. We undertake no obligation to update publicly any forward-looking statement.

Direct inquiries to: Johnnie D. Johnson
IR Services, LLC, Tel: 860 434 2465
E-mail: jdjohnson@corpirservices.com